Exhibit 99.1
Gold Fields Limited
(Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or the “Company” or the “Group”)

NON-BINDING INDICATIVE PROPOSAL TO ACQUIRE GOLD ROAD RESOURCES LIMITED AND CAUTIONARY ANNOUNCEMENT
Gold Fields has provided a non-binding, indicative and conditional proposal to the Board of Gold Road Resources Limited (“Gold Road”) to acquire 100% of the issued and outstanding share capital in Gold Road by way of a scheme of arrangement (the “Proposed Acquisition”, the “Proposal”).
The Proposal to acquire Gold Road was for a cash consideration of A$3.05 per share as of 7 March 2025. This consideration comprised a fixed portion of A$2.27 per share plus a variable portion equal to the value of each shareholders’ proportion of Gold Road’s shareholding in De Grey Mining Ltd (“De Grey”) (“Offer Price”)(1).
The Proposed Acquisition would consolidate Gold Fields’ ownership of Gruyere, a low-cost, long-life producing gold mine in Western Australia in which Gold Road holds a non-operating joint-venture interest. The Gruyere mine is operated by Gold Fields, making Gold Fields uniquely positioned to put forward this compelling Proposal that recognises and provides certainty of value to Gold Road shareholders.
Regrettably, the Proposal has been rejected by the Gold Road Board of Directors (“Gold Road Board”). Despite subsequent discussions, Gold Fields is disappointed that the Gold Road Board has not constructively engaged on key elements of the Proposal, which would have allowed both parties to confidentially progress towards an outcome that would deliver compelling and certain value to Gold Road shareholders.
As part of its rejection of the Proposal, Gold Road expressed a preference to enter into an alternative transaction in respect of an acquisition of Gold Fields’ 50% interest in the Gruyere mine. Gold Road proposed this would be funded through a combination of (i) Gold Road’s existing cash; (ii) monetisation of Gold Road’s marketable securities; (iii) existing and / or new debt facilities; and (iv) issuing new equity.
Gold Fields has formally responded to Gold Road that it will not be progressing the alternative transaction.
Under the Proposal, Gold Fields’ intention is for Gold Road’s shareholding in De Grey to be voted in favour of Northern Star Resources Ltd’s (“Northern Star”) proposed acquisition of De Grey, in the absence of a superior proposal in relation to that transaction. As at the date of this announcement, Gold Fields has no intention to present a ‘competing proposal’(2) in connection with De Grey and is committed to seeing the full benefit of the De Grey/Northern Star equity position being delivered to Gold Road shareholders as part of the Proposed Acquisition.
Gold Fields maintains a strong balance sheet and is confident in its ability to finance the Proposed Acquisition in line with the Company’s capital allocation framework. Gold Fields is confident that the foreign investment approval required under Australian law will be received in a timely manner given its longstanding position in Gruyere and Australia more broadly.
As of 21 March 2025, the envisaged Offer Price is A$3.05 per share. The Offer Price values Gold Road’s equity at A$3.3 billion and implies a total enterprise value of A$2.4 billion(3). Based on Gold Road’s closing share price on 21 March 2025 of A$2.38 per share, the Offer Price represents significant premia of:
•28% premium to Gold Road’s closing share price;
•44% premium to the see-through valuation for Gold Road after adjusting for the value of the De Grey shares held by Gold Road (“see-through basis”), based on De Grey’s closing share price of A$2.10 on 21 March 2025;
•21% premium to Gold Road’s 30-day volume-weighted average share price which equates to 31% on a see-through basis;
•25% premium to Gold Road’s 3-month volume-weighted average share price which equates to 36% on a see-through basis; and
•41% premium to Gold Road’s 6-month volume-weighted average share price which equates to 54% on a see-through basis.
These premia are even more significant when considering that Gold Road does not control either of its major interests.
Mike Fraser, Chief Executive Officer of Gold Fields said:
“We believe our Proposal represents a compelling opportunity for Gold Road shareholders to realise an attractive and certain cash price for their investment.

We are disappointed that Gold Road’s Board of Directors has rejected our Proposal. Gold Fields will continue to seek the engagement of the Gold Road Board to consider the merits of the Proposed Acquisition and to advance the Proposal.
Consolidation of the remaining 50% interest in Gruyere will eliminate dis-synergies that arise through the current joint venture ownership. The Proposed Acquisition would be consistent with our strategy to improve the quality of our portfolio through investment in high-quality, long-life assets, like Gruyere, similar to our recent acquisition of the Windfall Project.
The Proposed Acquisition would crystallise significant value for Gold Road shareholders in a volatile market. It would also consolidate ownership of an attractive cash producing asset that is expected to support greater capital returns to Gold Fields shareholders going forward.
Gold Fields will remain disciplined with regards to the Proposed Acquisition of Gold Road and prudent in its acquisition strategy to ensure continued maximisation of shareholder value. Gold Fields also remains committed to maintaining a strong balance sheet with sufficient access to liquidity and funding to finance the Proposed Acquisition.”
Given the nature of the Proposed Acquisition, there can be no certainty that any further engagements will materialise in a transaction being successfully concluded and, accordingly, Gold Fields shareholders are advised to exercise caution when dealing in Gold Fields’ securities until any further announcement is published.

This announcement is being made by Gold Fields without prior agreement or approval of Gold Road.
(1)Value calculated based on the 30-day VWAP of the De Grey shares as at, or Northern Star shares if the De Grey scheme of arrangement has already completed prior to, the period 5 business days prior to the Effective Date of the Proposed Acquisition.
(2)As defined in the ‘Scheme Implementation Deed’ dated 1 December 2024 between Northern Star and De Grey.
(3)Enterprise value calculated based on Gold Road’s latest reported balance sheet as at 31 December 2024, which included net cash of A$174 million, lease liabilities of A$119.5 million, De Grey stake of A$869.3 million and other listed investments of A$11.8 million as at 21 March 2025.

ENDS
24 March 2025

For investor enquiries contact:
Jongisa Magagula
Tel: +27 11 562 9775
Mobile: +27 82 562 5288
Email: Jongisa.Magagula@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

For media enquiries contact:

Claire Walker
Tel: +61 447 391 261
Email: Claire.Walker@goldfields.com

VECTOR Advisors (Australia)
John Gardner
Mobile: +61 413 355 997

Matt Worner
Mobile: +61 429 522 924

JSE Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Financial advisor to Gold Fields
J.P. Morgan

Legal Advisors to Gold Fields
Herbert Smith Freehills (Australia)
Webber Wentzel (South Africa)
Media advisor to Gold Fields
VECTOR Advisors (Australia)

Exhibit 99.1
About Gold Fields

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. We have total attributable annual gold-equivalent production of 2.1Moz, proved and probable gold Mineral Reserves of 44.3Moz, measured and indicated gold Mineral Resources of 30.4Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.6Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).

Forward-looking statements

This announcement contains forward-looking statements. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "aim", "anticipate", "will", "would", "expect", "may", "could", "believe", "target", "estimate", "project" and words of similar meaning.

These forward-looking statements, including among others, those relating to the Proposed Acquisition and the Proposal, Gold Fields' future business strategy, development activities and other initiatives, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields' Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.